UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of the Company (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Summary Results – UK segment1

	Three months ended
	September 30, 2022 (unaudited)	June 30, 2022 (unaudited)	March 31, 2022 (unaudited)	September 30, 2021 (unaudited)	Change YoY
UK Vehicles Sold	23,775	21,891	18,679	13,074	+82%
Retail	18,889	15,784	12,844	9,460	+100%
Wholesale	4,886	6,107	5,835	3,614	+35%
UK Revenue (£m)[2]	347	304	278	171	+103%
Retail (£m)[2]	296	255	225	136	+118%
Wholesale (£m)	34	32	36	22	+55%
Other (£m)[2]	17	17	17	13	+31%
UK Retail GPU (£)[3]	488	309	124	801	(313)
UK Gross Profit (£m)	10	3	3	11	(1)
UK Gross Margin (%)	3.0%	0.9%	1.1%	6.7%	(3.7)	%pts

[1]	As a result of the decision made during Q3 2022 to withdraw from its EU operations the Company will report its European segment as discontinued operations in the FY 2022 results. The above table reflects this change and shows restated data for Q1 2022 and Q2 2022.
[2]	‘Retail revenue’ excludes £nil of sales in Q3 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (Q2 2022: £0.4m, Q1 2022: £1.5m, Q3 2021: £8.3m). ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.
[3]	UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021.

Third Quarter 2022 Financial highlights

●	Strong growth in UK Revenue up 103% YoY, to £347 million in Q3

○	UK Retail revenue up 118% YoY driven by continued strong uptake of our proposition

○	UK Wholesale revenue up 55% YoY as we continue to increase sourcing from consumers

●	Vehicles sold up 82% YoY to 23,775 in Q3

○	UK Retail units sold up 100% YoY as we continued to significantly grow our market share

○	Increased wholesale unit volumes as more cars overall sourced directly from consumers

●	UK Retail GPU of £488, up by £179 versus Q2 2022 and ~4x Q1 2022

○	Continued progression with improved buying, reconditioning and product sales efficiencies

○	Increased metal margin due to improved pricing model and enhanced sourcing mix

●	UK Gross profit of £10 million, with a gross margin of 3.0%

●	UK SG&A per retail unit down over 30% in Q3 vs Q2 2022 due to operating leverage and strict cost control

●	Cash of £308m and self-funded inventory of over £150m, in line with management’s expectations

Third Quarter 2022 Strategic highlights

●	Considerable UK market share gains

○	Growing 100% in a tough economic climate as UK consumers continue to shift to online car buying

●	Continued ramp-up of UK end-to-end reconditioning capabilities

○	Record reconditioning output as we enhance our operational procedures

○	Sustained strong UK website inventory levels of over 7,000 despite record retail unit sales

●	Strong momentum from car buying channel

○	Over 40% of retail units sold in the period sourced directly from consumers

○	Continued high level of purchases without supply constraints while further optimising pricing levels

●	Continued laser-focus on unit economics and cash preservation

○	Realignment plan progressing well with notable GPU progress and decrease in SG&A per unit

○	EU strategic review complete with withdrawal underway and expected to complete by year end

Changes to the Board of Directors

Further to the announcement made on August 2, 2022 that Paul Woolf will join as Chief Financial Officer, both he and Cazoo’s Chief Operating Officer, Paul Whitehead, will join the Board of Directors and Lord Rothermere and Stephen Morana will step down effective October 27, 2022 and October 31, 2022, respectively. Paul Woolf will join the Board as a Class II director effective November 1, 2022, with a term expiring at the annual meeting of shareholders to be held in 2023, and Paul Whitehead will join the Board as a Class III director effective October 28, 2022, with a term expiring at the annual meeting of shareholders to be held in 2024.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our” or the “Company” as used in this Form 6-K refers to Cazoo Group Ltd, a Cayman Islands exempted company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: October 27, 2022	By:	/s/ Alex Chesterman
Alex Chesterman
Chief Executive Officer

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